TAHOE RESOURCES DECLARES SIXTH MONTHLY DIVIDEND FOR 2015

VANCOUVER, British Columbia – June 4, 2015 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to declare its sixth monthly dividend for 2015 of USD$0.02 per common share. Shareholders of record at the close of business on Thursday, June 18, 2015 will be entitled to receive payment of this dividend on Thursday, June 25, 2015.

This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Pursuant to tax legislation enacted in 2007, Canadian resident individuals who receive "eligible dividends" will be entitled to an enhanced gross-up and dividend tax credit on such dividends.

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO, and has received a provisional listing on the Bolsa de Valores in Peru.

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Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). In particular, this news release describes potential future events related to a dividend payment.

Forward-looking statements are based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things: the price of silver, gold and other metals; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar Guatemalan quetzal, Peruvian nuevo sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, legislative changes that impact mining operations in Guatemala and/or Peru, results of exploration activities and development of mineral properties, the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions, social unrest, and political or economic instability in Guatemala and/or Peru, risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, the timing and possible outcome of pending litigation, cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Tahoe does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors.”

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807